EXHIBIT 99.2

Cooperation Agreement

EXECUTION VERSION

Suncor Energy Inc.

150 - 6th Avenue S.W., P.O. Box 2844

Calgary, Alberta

T2P 3E3

DELIVERED BY E-MAIL

July 16, 2022

Elliott Investment Management L.P.

360 S. Rosemary Ave, 18th floor

West Palm Beach, FL 33401

Dear Sirs / Madams:

This letter (this “Agreement”) constitutes the agreement between Suncor Energy Inc., a Canadian corporation (the “Company”), Elliott Investment Management L.P., a Delaware limited partnership (“Elliott Investment”), Elliott Associates, L.P., a Delaware limited partnership (“Elliott Associates”), Elliott International, L.P., a Cayman Islands limited partnership (“Elliott International”) (together with Elliott Investment, Elliott Associates, Elliott International and their respective Affiliates, the “Investors”), with respect to the matters set forth below. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in paragraph 15 below.

1.	New Directors. Within one (1) business day (as defined below) following the date hereof, the Company shall appoint Chris Seasons, Jacqueline Sheppard and Ian Ashby (each a “New Director” and together the “New Directors”) to the board of directors of the Company (the “Board”). Each of the New Directors shall serve as a director until a successor is duly elected or until the New Director's earlier death, resignation, disqualification, retirement or removal, subject to the terms of this Agreement. The size of the Board shall not exceed twelve (12) directors from December 31, 2022 until any time prior to the Expiration Date. The Board shall also, as soon as reasonably possible following the appointment of the New Directors to the Board, appoint (a) Chris Seasons to the Human Resources and Compensation Committee, (b) Ian Ashby to each of the Environment, Health, Safety and Sustainable Development Committee and the Audit Committee, and (c) Jacqueline Sheppard to the Governance Committee.

2.	Additional Director. If as of December 31, 2022, the TSR of the Company since June 27, 2022 has underperformed the TSR of the Comp Group by negative 10% or more, the Investors shall have the right to designate one (1) additional director for appointment to the Board (the “Additional Director”), who will qualify as Independent and satisfy the Board membership criteria set forth in the Company Policies. The Investors shall reasonably consult with the Company with respect to the designation of the Additional Director, who shall not be an employee, director, general partner, manager, limited partner, member or other investor of an Investor or of any Affiliate of an Investor. Once designated by the Investors, the Company will promptly conduct its customary governance and interview process. Subject to the foregoing and the Company’s consent (such consent not to be unreasonably withheld, conditioned or delayed), and, subject to the foregoing, the Board will take such actions as are necessary to appoint the Additional Director to serve as a director of the Company, within ten (10) business days after designation by the Investors of the Additional Director; provided, however, that such appointment shall be made no later than January 31, 2023. References in this Agreement to any New Director shall apply to the Additional Director, if any, as the context requires.

3.	Formation of Retail Review Committee. As soon as reasonably possible following the appointment of the New Directors (but in no event later than five (5) business days thereafter), the Board shall take all action necessary to form a committee to oversee and steward a review of the various alternatives that may be available to Suncor to maximize the long-term value of Suncor’s retail business (the “Review Committee”). The Review Committee shall consist of five directors, two of whom shall be Chris Seasons and Jacqueline Sheppard, and all directors shall be invited to attend committee meetings. If any New Director is unable or unwilling to serve as a member of the Review Committee, resigns as a member, is removed as a member or ceases to be a member for any other reason prior to the Expiration Date, the Investors shall be entitled to select, in consultation with the Company and as approved by the Board (such approval not to be unreasonably withheld, conditioned or delayed), a director serving on the Board at the time of such selection (including a Replacement New Director appointed pursuant to paragraph 6) to serve on the Review Committee as a replacement for such member (the “Replacement Committee Member”). Effective upon the appointment of the Replacement Committee Member to the Review Committee, such Replacement Committee Member will be considered a “New Director” solely for the purposes of the immediately preceding sentence. The charter of the Review Committee shall be in the form attached to this Agreement as Exhibit A (the “Review Committee Charter”), and shall not be modified prior to the end of the Cooperation Period except with the written consent of the Investors (such consent not to be unreasonably withheld, conditioned or delayed). The Company shall publicly announce the Board’s determinations with respect to the Review Committee’s recommendations and the implementation thereof on or prior to December 1, 2022.

4.	CEO Search. On July 8, 2022, the Board formed a CEO Search Committee to conduct a search to select the Company’s next chief executive officer. Following the appointment of the New Directors to the Board, the CEO Search Committee shall consist of six directors, two of whom shall be Chris Seasons and Jacqueline Sheppard, each of whom shall be appointed to the CEO Search Committee as soon as reasonably possible. Concurrently with entering into this Agreement, the Investors and the Company also are entering into an Information Sharing Agreement to enable the Company and the Investors to share information regarding the CEO search process.

5.	New Director Agreements, Arrangements and Understanding. Each of the Investors agrees that neither it nor any of its Affiliates (a) will pay any compensation to any New Director (including replacement candidates contemplated by paragraph 6) regarding such person's service on the Board or any committee thereof or (b) will have any agreement, arrangement or understanding, written or oral, with any New Director (including replacement candidates contemplated by paragraph 6) regarding such person's service on the Board or any committee thereof.

6.	2023 Annual Meeting; Replacements. The Company shall include the New Directors as director nominees in its management information circular for election at the Company’s 2023 Annual General Meeting of Shareholders (the “2023 Annual Meeting”). If a New Director is unable or unwilling to serve as a director, resigns as a director, is removed as a director or ceases to be a director for any other reason prior to the Expiration Date, the Company and the Investors shall cooperate to identify and mutually agree upon a substitute who is Independent and satisfies the Board membership criteria set forth in the Company Policies (a “Replacement New Director”), and the Board shall take such actions as are necessary to appoint the Replacement New Director to serve as a director of the Company for the remainder of such New Director’s term. Effective upon the appointment of the Replacement New Director to the Board, such Replacement New Director will be considered a New Director for all purposes of this Agreement from and after such appointment. The Investors' right to participate in the selection of a Replacement New Director, and the Company's obligation to appoint such candidate to the Board, in accordance with this paragraph 6, shall terminate prior to the Expiration Date at such time as the Investors cease to have a “net long position”, or aggregate net long economic exposure to, at least 1.75% of the Company's common shares.

7.	New Director Information. As a condition to the Additional Director's or a Replacement New Director’s appointment to the Board or any New Director’s subsequent nomination for election as a director at the Company’s Annual Meeting of Shareholders, such person will provide any information the Company is required to disclose in a management information circular or other filing under applicable law, stock exchange rules or listing standards, and will consent to reasonable and customary background checks, to the extent, in each case, consistent with the information and background checks required by the Company in accordance with past practice with respect to other non-management members of the Board.

8.	Company Recommendations at 2023 Annual Meeting. In connection with the 2023 Annual Meeting (and any adjournments or postponements thereof), the Company will recommend that the Company's shareholders vote in favor of the election of each of the Board's nominees (including the New Directors), solicit proxies for each of the Board's nominees, and cause all Company common shares represented by proxies granted to it (or any of its officers, directors or representatives) to be voted in favor of each of the Board's nominees.

9.	Voting of Investors' Shares. In connection with the 2023 Annual Meeting (and any adjournments or postponements thereof), so long as the New Directors have been nominated by the Board for re-election as a director, the Investors will cause to be present for quorum purposes and will not vote any Company common shares beneficially owned by them or their controlling or controlled Affiliates and which they or such controlling or controlled Affiliates are entitled to vote on the record date for the 2023 Annual Meeting against the election of any of the Board's nominees (including the New Directors).

10.	Company Policies. The parties hereto acknowledge that each of the New Directors, upon election to the Board, will serve as a member of the Board and will be governed by the same protections and obligations regarding confidentiality, conflicts of interest, related party transactions, fiduciary duties, codes of conduct, trading and disclosure policies, director resignation policy, and other governance guidelines and policies of the Company as other directors (collectively, the “Company Policies”), and shall have the same rights and benefits, including with respect to insurance, indemnification, compensation and fees, as are applicable to all non-management directors of the Company. The Company represents and warrants that: (i) all Company Policies currently in effect are publicly available on the Company's website or described in its management information circular dated February 23, 2022 or have otherwise been provided to the Investors, and such Company Policies will not be amended prior to the appointment of the New Directors other than as may be required to implement this Agreement and (ii) prior to the Expiration Date, any changes to the Company Policies, or new Company Policies, will be adopted in good faith and not for the purpose of undermining or conflicting with the arrangements contemplated hereby. Notwithstanding the foregoing, no Company Policies, as currently in effect or as may be amended or adopted, shall in any way inhibit any Board members (including the New Directors) from engaging in dialogue with the Investors so long as they comply with their standard confidentiality obligations in their capacity as Board members.

11.	Standstill. During the period starting on the date of this Agreement until the later of (i) the Expiration Date, and (ii) if (but only if) the Investors designate the Additional Director and the Additional Director is appointed to the Board in accordance with paragraph 2, the first anniversary of the appointment of the Additional Director to the Board (but not later than January 31, 2024) (such period, the “Cooperation Period”), each Investor will not, and will cause its controlling and controlled (and under common control) Affiliates and its and their respective representatives acting on their behalf (collectively with the Investors, the “Restricted Persons”) to not, directly or indirectly, without the prior consent, invitation, or authorization of or by the Company or the Board, in each case, in writing:

(a)	acquire, or offer or agree to acquire, by purchase or otherwise, or direct any Third Party in the acquisition of record or beneficial ownership of any Voting Securities or engage in any swap or hedging transactions or other derivative agreements of any nature with respect to any Voting Securities, in each case, if such acquisition, offer, agreement or transaction would result in the Investors (together with their Affiliates) having beneficial ownership of, or aggregate economic exposure to, more than 9.9% of the Company's outstanding common shares at such time;

(b)	(A) call or requisition (publicly or otherwise), alone or in concert with others, a meeting of the Company’s shareholders (or the setting of a record date therefor), (B) seek, alone or in concert with others, election or appointment to, or representation on, the Board or nominate or propose the nomination of, or recommend the nomination of, any candidate to the Board, except as expressly set forth in paragraph 6 of this Agreement, (C) make or be the proponent of any shareholder proposal to the Company or the Board or any committee thereof, or (D) seek, alone or in concert with others (including through any “withhold” or similar campaign), the removal of any member of the Board;

(c)	make any request for shareholder lists or other books and records of the Company or any of its subsidiaries under any statutory or regulatory provisions providing for shareholder access to books and records of the Company or its Affiliates;

(d)	engage in any “solicitation” (as such term is defined in the CBCA) of proxies with respect to the election or removal of directors of the Company or any other matter or proposal relating to the Company;

(e)	make or submit to the Company or any of its Affiliates any proposal for, or offer of (with or without conditions), either alone or in concert with others, any tender offer, exchange offer, merger, consolidation, acquisition, sale of all or substantially all assets, business combination, recapitalization, restructuring, liquidation, dissolution or similar extraordinary transaction involving the Company (including its subsidiaries and joint ventures or any of their respective securities or assets) (each, an “Extraordinary Transaction”) either publicly or in a manner that would reasonably require public disclosure by the Company or any of the Restricted Persons (it being understood that the foregoing shall not restrict the Restricted Persons from tendering shares, receiving payment for shares or otherwise participating in any Extraordinary Transaction on the same basis as other shareholders of the Company);

(f)	make any public proposal with respect to (A) any change in the number, term or identity of directors of the Company or the filling of any vacancies on the Board other than as provided under paragraph 6 of this Agreement, (B) any change in the capitalization, capital allocation policy or dividend policy of the Company, (C) any other change to the Board or the Company’s management or corporate or governance structure, (D) any waiver, amendment or modification to the Company’s constating documents, (E) causing the Company’s common shares to be delisted from, or to cease to be authorized to be quoted on, any securities exchanges;

(g)	knowingly encourage or advise any Third Party or knowingly assist any Third Party in encouraging or advising any other person with respect to (A) the giving or withholding of any proxy relating to, or other authority to vote, any Voting Securities, or (B) in conducting any type of referendum relating to the Company (including for the avoidance of doubt with respect to the Company’s management or the Board) (other than such encouragement or advice that is consistent with the Board’s recommendation in connection with such matter);

(h)	form, join or act in concert with any “group” as defined in Section 13(d)(3) of the Exchange Act of 1934, as amended, with respect to any Voting Securities, other than solely with Affiliates of the Investors with respect to Voting Securities now or hereafter owned by them;

(i)	enter into a voting trust, arrangement or agreement with respect to any Voting Securities, or subject any Voting Securities to any voting trust, arrangement or agreement (excluding customary brokerage accounts, margin accounts, prime brokerage accounts and the like), in each case other than (A) this Agreement (B) solely with Affiliates of the Investors or (C) granting proxies in solicitations approved by the Board;

(j)	engage in any short sale or any purchase, sale, or grant of any option, warrant, convertible security, share appreciation right, or other similar right (including any put or call option or “swap” transaction) with respect to any security (other than any index fund, exchange traded fund, benchmark fund or broad basket of securities) that includes, relates to, or derives any significant part of its value from a decline in the market price or value of any of the securities of the Company and would, in the aggregate or individually, result in the Investors ceasing to have a “net long position” in the Company;

(k)	sell, offer, or agree to sell, all or substantially all, directly or indirectly, through swap or hedging transactions or otherwise, voting rights decoupled from the underlying common shares of the Company held by a Restricted Person to any Third Party;

(l)	institute, solicit or join as a party any litigation, arbitration or other proceeding against or involving the Company or any of its subsidiaries or any of its or their respective current or former directors or officers (including derivative actions); provided, however, that for the avoidance of doubt, the foregoing shall not prevent any Restricted Person from (A) bringing litigation against the Company to enforce any provision of this Agreement instituted in accordance with and subject to paragraph 21, (B) making counterclaims with respect to any proceeding initiated by, or on behalf of, the Company or its Affiliates against a Restricted Person, (C) bringing bona fide commercial disputes that do not relate to the subject matter of this Agreement, (D) exercising statutory appraisal rights or (E) responding to or complying with validly issued legal process;

(m)	enter into any negotiations, agreements, arrangements, or understandings (whether written or oral) with any Third Party to take any action that the Restricted Persons are prohibited from taking pursuant to this paragraph 11; or

(n)	make any request or submit any proposal to amend or waive the terms of this Agreement (including this subclause), in each case publicly or which would reasonably be expected to result in a public announcement or disclosure of such request or proposal;

provided, that the restrictions in this paragraph 11 shall terminate automatically upon the earliest of the following: (i) any material breach of this Agreement by the Company (including, without limitation, a failure to appoint the New Directors in accordance with paragraph 1, a failure to appoint the Additional Director in accordance with paragraph 2, a failure to appoint a Replacement New Director in accordance with paragraph 6, a failure to form the Review Committee, or a failure to issue the Press Release in accordance with paragraph 13) upon five (5) business days’ written notice by any of the Investors to the Company if such breach has not been cured within such notice period, provided that the Investors are not in material breach of this Agreement at the time such notice is given or prior to the end of the notice period; (ii) the Company’s entry into (x) a definitive written agreement with respect to any Extraordinary Transaction that, if consummated, would result in the acquisition by any person or group of more than 50% of the Voting Securities or assets having an aggregate value exceeding 50% of the aggregate enterprise value of the Company (excluding any assets being sold in accordance with the results of the review conducted by the Review Committee described in paragraph 3 hereof), or (y) one or more definitive agreements providing for a transaction or series of related transactions which would in the aggregate result in the Company issuing to one or more Third Parties at least 10% of the common shares of the Company (including on an as-converted basis) outstanding immediately prior to such issuance(s) (including in a PIPE, convertible note, convertible preferred security or similar structure) during the Cooperation Period (provided that securities issued as consideration for (or in connection with) the acquisition of the assets, securities and/or business(es) of another person by the Company or one or more of its subsidiaries shall not be counted toward this clause (y)) and (iii) the commencement of any take-over bid (by any person or group other than the Investors or their Affiliates) which, if consummated, would constitute an Extraordinary Transaction that would result in the acquisition by any person or group of more than 50% of the Voting Securities, where the Board does not recommend that its shareholders reject such take-over bid (it being understood that nothing herein will prevent the Company from issuing a “stop, look and listen” communication in response to the commencement of any take-over bid). Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement (including but not limited to the restrictions in this paragraph 11) will prohibit or restrict any of the Restricted Persons from (A) making any public or private statement or announcement with respect to any Extraordinary Transaction that is publicly announced by the Company or a Third Party, (B) making any factual statement to comply with any subpoena or other legal process or respond to a request for information from any governmental authority with jurisdiction over such person from whom information is sought (so long as such process or request did not arise as a result of discretionary acts by any Restricted Person), (C) granting any liens or encumbrances on any claims or interests in favor of a bank or broker-dealer or prime broker holding such claims or interests in custody or prime brokerage in the ordinary course of business, which lien or encumbrance is released upon the transfer of such claims or interests in accordance with the terms of the custody or prime brokerage agreement(s), as applicable, (D) negotiating, evaluating and/or trading, directly or indirectly, in any index fund, exchange traded fund, benchmark fund or broad basket of securities which may contain or otherwise reflect the performance of, but not primarily consist of, securities of the Company, or (E) providing their views privately to the Company in accordance with paragraph 12.

12.	Private Communications. Notwithstanding anything to the contrary in this Agreement, each of the Restricted Persons may communicate privately with any of the Company's directors, chief executive officer, chief financial officer, general counsel, investor relations personnel or advisors (the “Contact Personnel”), so long as such private communications would not reasonably be expected to require any public disclosure thereof by the Company or the Restricted Persons. Each of the Investors acknowledges and agrees that the Contact Personnel may engage in discussions with the Restricted Persons subject to, and in accordance with, the terms of their fiduciary duties and standard obligations of confidentiality to the Company and the Company Policies.

13.	Press Release; Regulatory Filings. Unless otherwise agreed by the parties, not later than 8:30 a.m. Eastern Time on July 18, 2022, the Company shall issue a press release in the form attached as Exhibit B (the “Press Release”) and shall publicly file a copy of this Agreement with the applicable securities regulatory authorities. The Company shall provide the Investors and their representatives with a copy of such regulatory filings prior to their filing with the applicable securities regulatory authorities, and shall consider any timely comments of the Investors and their representatives. No party shall make any statement inconsistent with the Press Release in connection with the announcement of this Agreement.

14.	Non-Disparagement. During the Cooperation Period, the Company and the Investors shall each refrain from making, and shall cause their respective Affiliates and its and their respective principals, directors, members, general partners, officers and employees not to make or cause to be made any statement or announcement including in any document or report filed with or furnished to securities regulatory authorities or through the press, media, analysts or other persons, that constitutes an ad hominem attack on, or that otherwise disparages, defames, slanders or is reasonably likely to damage the reputation of, (a) in the case of statements or announcements by any of the Investors: the Company or any of its Affiliates, subsidiaries or advisors, or any of its or their respective current or former officers, directors or employees (including, without limitation, any statements or announcements regarding the Company's strategy, operations, performance, products or services), and (b) in the case of statements or announcements by the Company: the Investors and the Investors' advisors, their respective employees or any person who has served as an employee of the Investors and the Investors' advisors. The foregoing shall not restrict the ability of any person to comply with any subpoena or other legal process or respond to a request for information from any governmental authority with jurisdiction over the party from whom information is sought.

15.	Defined Terms. As used in this Agreement, the term

(a)	“Affiliate” has the meaning set forth under Section 2 of the Securities Act (Alberta) and includes persons who become Affiliates of any person subsequent to the date of this Agreement; provided, that with respect to the Investors, “Affiliate” shall not include any portfolio operating company (as such term is understood in the private equity industry) of any of the Investors or their Affiliates;

(b)	“business day” means any day other than a Saturday, Sunday or a legal holiday in Calgary, Alberta;

(c)	“Comp Group” means Canadian Natural Resources Limited (CNQ), Cenovus Energy Inc. (CVE) and Imperial Oil Limited (IMO); provided, if any such person has entered into an agreement or is subject to a public takeover bid or tender offer that, in either case, would upon consummation thereof result in a change of control of such person or such person’s common equity ceasing to be publicly traded, such person shall be excluded from the Comp Group;

(d)	“Expiration Date” means the first anniversary of the date of this Agreement;

(e)	“Independent” means that a person shall be independent with respect to the Company under applicable listing standards, securities laws, and Company Policies;

(f)	“person” shall be interpreted broadly to include, among others, any individual, general or limited partnership, corporation, limited liability or unlimited liability company, joint venture, estate, trust, group, association or other entity of any kind or structure;

(g)	“representatives” of a party means such party’s Affiliates and its and their principals, directors, trustees, members, general partners, managers, officers, employees, agents, and other representatives;

(h)	“Third Party” means any person that is not a party to this Agreement or an Affiliate thereof, a member of the Board, a an officer of the Company, or legal counsel to any party to this Agreement;

(i)	“TSR” means the total shareholder return as calculated in respect of each of the Company and the Comp Group by comparing: (i) the twenty (20) trading-day volume-weighted average price (“VWAP”) of each of the Company’s and the Comp Group’s common shares on the TSX prior to December 31, 2022, where each such twenty (20) trading-day VWAP is adjusted to include the effect of all cash dividends paid during the period June 27, 2022 to December 30, 2022, to (ii) the closing price of each of the Company’s and the Comp Group’s common shares on the TSX on June 27, 2022. In comparing the TSR of the Company to the TSR of the Comp Group, the TSR of the Comp Group will be calculated using the simple average of the TSRs of each person in the Comp Group; and

(j)	“Voting Securities” means the common shares of the Company and any other securities of the Company entitled to vote in the election of directors, or securities convertible into, or exercisable or exchangeable for, such shares or other securities, whether or not subject to the passage of time or other contingencies; provided that as pertains to any obligations of the Investors or any Restricted Persons hereunder, “Voting Securities” will not include any securities contained in any index fund, exchange traded fund, benchmark fund or broad basket of securities which may contain or otherwise reflect the performance of, but not primarily consist of, securities of the Company.

16.	Investors' Representations and Warranties. Each of the Investors, severally and not jointly, represents and warrants that (a) they have the power and authority to execute, deliver, and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated by this Agreement; (b) this Agreement has been duly and validly authorized, executed, and delivered by such Investor, constitutes a valid and binding obligation and agreement of such Investor and, assuming the valid execution and delivery hereof by each of the other parties hereto, is enforceable against such Investor in accordance with its terms, except as enforcement of this Agreement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or similar laws generally affecting the rights of creditors and subject to general equity principles; and (c) the execution, delivery, and performance of this Agreement by such Investor does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment, or decree applicable to such Investor , or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could constitute a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration, or cancellation of, any organizational document, agreement, contract, commitment, understanding, or arrangement to which such Investor is a party or by which it is bound.

17.	Company Representations and Warranties. The Company represents and warrants that (a) this Agreement has been duly authorized, executed and delivered by it and is a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms; (b) does not require the approval of the shareholders of the Company; and (c) does not and will not violate any law, any order of any court or other agency of government, the Company's constating documents, each as may be amended from time to time, or any provision of any agreement or other instrument to which the Company or any of its properties or assets is bound, or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such agreement or other instrument, or result in the creation or imposition of, or give rise to, any material lien, charge, restriction, claim, encumbrance or adverse penalty of any nature whatsoever pursuant to any such indenture, agreement or other instrument.

18.	Remedies. The Company and the Investors acknowledge and agree that irreparable injury to the other party hereto would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that such injury would not be adequately compensable by the remedies available at law (including the payment of money damages). It is accordingly agreed that the Company and the Investors will each respectively be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy to which they are entitled at law or in equity. FURTHERMORE, THE COMPANY AND THE INVESTORS AGREE (1) THE NON-BREACHING PARTY WILL BE ENTITLED TO INJUNCTIVE AND OTHER EQUITABLE RELIEF, WITHOUT PROOF OF ACTUAL DAMAGES; (2) THE BREACHING PARTY WILL NOT PLEAD IN DEFENSE THERETO THAT THERE WOULD BE AN ADEQUATE REMEDY AT LAW; AND (3) THE BREACHING PARTY AGREES TO WAIVE ANY BONDING REQUIREMENT UNDER ANY APPLICABLE LAW, IN THE CASE ANY OTHER PARTY SEEKS TO ENFORCE THE TERMS BY WAY OF EQUITABLE RELIEF.

19.	Entire Agreement; Successors and Assigns; Amendment and Waiver. This Agreement (including its exhibits) constitutes the only agreement between the Investors and the Company with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. No party may assign or otherwise transfer either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other party. Any purported transfer requiring consent without such consent shall be void. No amendment, modification, supplement or waiver of any provision of this Agreement shall be effective unless it is in writing and signed by the party affected thereby, and then only in the specific instance and for the specific purpose stated therein. Any waiver by any party of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

20.	Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. The parties further agree to replace such invalid or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the purposes of such invalid or unenforceable provision.

21.	Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta. Each of the Investors and the Company (a) irrevocably and unconditionally consents to the personal jurisdiction and venue of the courts located in Calgary; (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (c) agrees that it shall not bring any action relating to this Agreement or otherwise in any court other than such courts; and (d) waives any claim of improper venue or any claim that those courts are an inconvenient forum. The parties agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in paragraph 23 or in such other manner as may be permitted by applicable law, shall be valid and sufficient service thereof. Each of the parties, after consulting or having had the opportunity to consult with counsel, knowingly, voluntarily and intentionally waives any right that such party may have to a trial by jury in any litigation based upon or arising out of this Agreement or any related instrument or agreement, or any of the transactions contemplated thereby, or any course of conduct, dealing, statements (whether oral or written), or actions of any of them.

22.	Parties in Interest. This Agreement is solely for the benefit of the parties and is not enforceable by any other person.

23.	Notices. All notices, consents, requests, instructions, approvals and other communications provided for herein, and all legal process in regard hereto, will be in writing and will be deemed validly given, made or served when delivered in person, by electronic mail, by overnight courier or two business days after being sent by registered or certified mail (postage prepaid, return receipt requested) as follows:

If to the Company to:

Suncor Energy Inc.

PO Box 2844

150 6th Ave SW

Calgary, AB T2P 3E3

Attn:	Arlene Strom
Email:	astrom@suncor.com and a copy to legalnotices@suncor.com

with a copy (which shall not constitute notice) to:

Norton Rose Fulbright Canada LLP

P.O. Box 53

222 Bay Street, Suite 3000

Toronto, ON M5K 1E7

Attn:	Walied Soliman and Renée Loiselle
Email:	walied.soliman@nortonrosefulbright.com / renee.loiselle@nortonrosefulbright.com

and

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas

New York, NY 10019-6064

Attn:	Scott A. Barshay and Adam M. Givertz
Email:	sbarshay@paulweiss.com / agivertz@paulweiss.com

If to the Investors:

Elliott Investment Management L.P.

360 S. Rosemary Ave, 18th floor

West Palm Beach, FL 33401

Attn:	John Pike, Mike Tomkins and Scott Grinsell
Email:	jPike@elliottmgmt.com / mTomkins@elliottmgmt.com / sGrinsell@elliottmgmt.com with a copy (which shall not constitute notice) to:

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

Attn:	Steve Wolosky and Andrew Freedman
Email:	swolosky@olshanlaw.com / afreedman@olshanlaw.com

and

Davies Ward Phillips & Vineberg LLP

155 Wellington Street West

Toronto, ON M5V 3J7

Attn:	Patricia Olasker and Aaron Atkinson
Email:	polasker@dwpv.com / aatkinson@dwpv.com

At any time, any party may, by notice given in accordance with this paragraph to the other party, provide updated information for notices hereunder.

24.	Legal Fees. All attorneys' fees, costs and expenses incurred in connection with this Agreement and all matters related hereto will be paid by the party incurring such fees, costs or expenses.

25.	Interpretation. Each of the parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed this Agreement with the advice of such counsel. Each party and its counsel cooperated and participated in the drafting and preparation of this Agreement, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties, and any controversy over interpretations of this Agreement shall be decided without regard to events of drafting or preparation.

26.	Counterparts. This Agreement may be executed by the parties in separate counterparts (including by fax, jpeg, .gif, .bmp and .pdf), each of which when so executed shall be an original, but all such counterparts shall together constitute one and the same instrument.

If the terms of this Agreement are in accordance with your understanding, please sign below, whereupon this Agreement shall constitute a binding agreement among us.

Yours truly,

SUNCOR ENERGY INC.

Per:	(Signed) Michael M. Wilson
Name: Michael M. Wilson
Title: Chair of the Board

Acknowledged and agreed this 16th day of July, 2022.

ELLIOTT INVESTMENT MANAGEMENT L.P.

Per:	(Signed) Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT ASSOCIATES, L.P. By: Elliott Investment Management L.P., as attorney-in fact

Per:	(Signed) Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL, L.P. By: Hambledon, Inc., its General Partner By: Elliott Investment Management L.P., as attorney-in fact

Per:	(Signed) Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

[Signature Page to Letter Agreement]

Exhibit A

Form of Review Committee Charter

RETAIL REVIEW COMMITTEE MANDATE

The Retail Review Committee

The by-laws of Suncor Energy Inc. (“Suncor”) provide that the Board of Directors (the “Board”) may establish Board committees to whom certain duties may be delegated by the Board. The Board has established the Retail Review Committee (the “Committee”) as an ad hoc committee of the Board, and has approved this mandate, which sets out the objectives, functions, and responsibilities of the Committee.

Objectives

The Committee shall assist the Board by overseeing and stewarding a review of the various alternatives that may be available to Suncor to maximize the long-term value of Suncor’s retail business (“Retail”) to Suncor, which alternatives could include, among other things, maintaining Retail as part of Suncor’s portfolio of assets or a potential sale or separation of all or part of Retail (the “Alternatives”).

The Committee does not have decision-making authority except where, and only to the extent that, such authority is expressly delegated by the Board, including as described in this mandate. The Committee shall convey its findings and recommendations with respect to any Alternatives to the Board for consideration and, where required, decision by the Board.

This mandate and the Committee shall be maintained and act, consistent with the terms of that certain Cooperation Agreement, dated as of July 16, 2022 (the “Cooperation Agreement”), by and among Elliott Investment Management L.P., Elliott Associates, L.P., and Elliott International, L.P., (collectively, “Elliott”) and Suncor.

Constitution

The Committee shall consist of five (5) members appointed by the Board. The Chair of the Committee shall be elected by such members. The Committee shall consist of Russ Girling, Dennis Houston, Brian MacDonald, Chris Seasons and Jacqueline Sheppard, with Russ Girling initially serving as Chair of the Committee. The process for selecting replacements for Committee members is subject to the terms of the Cooperation Agreement.

The Chair of the Committee shall be responsible for convening and calling meetings of the Committee. The Committee may hold meetings telephonically or by videoconference. The Chair of the Committee shall chair all regular sessions of the Committee and be responsible for setting the agendas for Committee meetings (in consultation with management, as appropriate). The Committee may also act by unanimous written consent in lieu of a meeting.

As required by Suncor’s by-laws, unless otherwise determined by resolution of the Board, a majority of the members of the Committee shall constitute a quorum for meetings of the Committee, and in all other respects, subject to the provisions of this mandate, the Committee shall determine its own rules of procedure. All members of the Board shall be provided notice of and be entitled to attend any Committee meeting but such attendance shall not count towards quorum.

Suncor shall pay all fees and expenses incurred by the Committee in discharging its duties.

1

Authority

The Committee has the authority to, among other things:

1.	Retain its own accountants, consultants, financial advisors, lawyers and other advisors (at the expense of Suncor) as it may determine, in its sole discretion, are necessary and appropriate.

2.	Request any information it requires from directors, officers, employees and advisors of Suncor, all of whom shall be directed to cooperate in a timely manner with the Committee, as it deems necessary.

Functions and Responsibilities

The Committee has the following functions and responsibilities:

1.	Oversee and steward a review of the Alternatives and provide a Recommendation (as defined below) to the Board.

2.	Instruct the officers, employees and advisors of Suncor to provide assistance to the Committee in connection with the Committee’s analysis and review of the Alternatives.

3.	In the discretion of the Committee, monitor and supervise matters reasonably related to the foregoing.

4.	Evaluate, review and make recommendations with respect to other related matters as may be determined by the Board from time to time.

In connection with its foregoing responsibilities, the Committee shall:

A.	Initially meet on or prior to August 31, 2022, and thereafter meet periodically as circumstances dictate.

B.	Promptly after its initial meeting retain independent financial advisors and other advisors as necessary and appropriate to advise the Committee in furtherance of the Committee’s purposes.

C.	Report to the Board on the activities of the Committee at each Board meeting and at any other time deemed appropriate by the Committee or upon request of the Board.

2

D.	Present the Committee’s formal recommendations to the Board based on the conclusions of its review of the Alternatives (the “Recommendation”) (it being understood for the avoidance of doubt that Committee members also may share their views and recommendations to the Board regarding matters that may be considered in furtherance of the Committee’s purposes). The Recommendation to be presented to the Board shall include any recommendation(s) to the Board approved by at least two members of the Committee.

E.	Consult with management and the Board with respect to Suncor’s communications to be issued in connection with the public announcement of the Board’s determinations with respect to the Recommendation and the implementation thereof, which public announcement shall be made on or prior to December 1, 2022.

F.	Maintain minutes or other records of its meetings and shall provide regular updates to the Board at the Board’s regularly scheduled meetings (or more frequently as requested by the Chair of the Board or as determined by the Chair of the Committee) on its meetings, including the Committee’s activities, conclusions, and/or recommendations as appropriate and on such other matters as required by this mandate or as the Board may from time to time specify.

Amendments & Termination

This mandate shall be amended as determined by the Board, subject to the applicable provisions of the Cooperation Agreement; provided, however, that any proposed change to this mandate prior to the end of the Cooperation Period (as defined in the Cooperation Agreement) will require Elliott’s prior written consent.

Unless otherwise determined by the Board, the Committee shall remain constituted and this mandate shall continue until such date when Suncor has implemented any Recommendation(s) and such related actions approved by the Board.

Approved by resolution of the Board on July 5, 2022

3

Exhibit B

Form of Press Release

FOR IMMEDIATE RELEASE

Suncor Energy enters into agreement with Elliott Investment Management

•	Three new independent directors to join the Board, two of whom will serve on the CEO search committee
•	New Board committee to conduct a strategic review of downstream retail business

Calgary, Alberta (July, 18, 2022) – Suncor (TSX: SU) (NYSE: SU) today announced that it has entered into an agreement with Elliott Investment Management L.P. (together with its affiliates, “Elliott”), pursuant to which Suncor’s Board of Directors will appoint three new independent directors, two of whom will serve on the CEO search committee. The Board will also form a new committee to oversee a strategic review of Suncor’s downstream retail business. These actions build on Suncor’s ongoing efforts to enhance safety, reliability and operational excellence and to restore Suncor’s industry leadership.

As part of its agreement with Elliott, Suncor has appointed the following three new independent directors to its Board, effective immediately:

•	Ian Ashby, former president of BHP Billiton’s Iron Ore Customer Sector Group, who brings extensive global experience in surface mining, including technical and operational expertise;

•	Chris Seasons, former president of Devon Canada and partner with ARC Financial Corporation; and

•	Jackie Sheppard, former executive vice president, Corporate and Legal Affairs with Talisman Energy Inc.

Suncor is pleased to welcome all three directors to the Board. With these changes, the Suncor Board will temporarily expand to 13 directors, all of whom are independent and five of whom are female. Two existing directors will retire from the Board by year-end.

In addition, Suncor will undertake a strategic review of its downstream retail business with the goal of unlocking shareholder value. With support of external advisors, this review will evaluate and consider a wide range of alternatives from a potential sale of the business to options to enhance the value of our retail business. A committee of independent directors, led by Board director Russ Girling and including newly appointed directors Chris Seasons and Jackie Sheppard, will oversee the review and make a recommendation to the full Board. The Board expects to complete the strategic review in Q4 and will provide an update at that time.

As previously announced, the Board has formed a CEO search committee, led by Board director Eira Thomas and including newly appointed directors Chris Seasons and Jackie Sheppard to oversee the global search to select the company’s next chief executive officer.

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

“Suncor is committed to the ongoing renewal of its Board of Directors to ensure we maintain diverse and qualified directors who are charged with overseeing the company’s strategy and driving shareholder value,” said Board Chair Michael Wilson. “Ian, Chris and Jackie bring valuable expertise to the Board, and we are confident Suncor shareholders will benefit greatly from their operational and commercial experience. In addition, the Board’s review of the retail business builds on our long-standing commitment to openly consider alternatives to enhance shareholder value and will help ensure the company is well positioned for even greater success and value creation in the future.”

“The top priority for Suncor’s leadership team is forging ahead with our plans to improve our safety and operating performance,” said Interim chief executive officer Kris Smith. “I look forward to working with the Board, including our new directors, to advance our efforts to drive long-term shareholder value, and to communicating our progress, delivering on our debt reduction and other capital allocation targets and restoring confidence in Suncor.”

“We appreciate the collaborative dialogue we have had with Suncor’s Board and fully support the appointment of three new independent directors who will bring fresh, relevant perspectives into the boardroom, as well as the Board’s commitment to explore strategic options with respect to Suncor’s retail business,” said Elliott Partner John Pike and Portfolio Manager Mike Tomkins. “As a significant investor, we look forward to continuing to work constructively with Suncor as it takes important steps to achieve best-in-class safety, improve operations and restore its industry leadership.”

The agreement with Elliott contains customary standstill, voting and other provisions. In addition, the agreement includes the right for Elliott to nominate an additional director if certain performance criteria relative to peers are not met by December 31, 2022 and, if applicable, includes the extension of the standstill for a period of 12 months following such an appointment. Elliott and the Company have also entered into an information sharing agreement, pursuant to which Elliott will have the ability to receive information and share its views regarding the CEO search process. The complete agreement will be filed on Form 6-K with the U.S. Securities and Exchange Commission and with securities regulators in Canada on the System for Electronic Document Analysis and Retrieval.

New Director Biographies

•	Ian Ashby brings extensive global experience in surface mining including technical and operational roles. Starting his career as an underground miner at the Mount Isa Mines base metals operations in Queensland, Australia, Ian has almost 40 years of experience in the mining industry, including 25 years in a wide variety of roles with BHP Billiton. During his tenure with BHP Billiton, Ian held a variety of roles in the company’s iron ore, base metals and gold businesses in Australia, the USA, and Chile, as well as projects roles in the corporate office, ultimately becoming president of BHP Billiton’s company’s iron ore business. Since retiring from BHP Billiton in 2012, he has taken on a number of advisory and board roles with other mining and related organizations. Ian currently serves as an independent director on the boards of Anglo American plc and IAMGOLD Corporation. He has served as a director on the boards of New World Resources PLC, Genco Shipping & Trading, Nevsun Resources Ltd., and Alderon Iron Ore Corp. He has also served in an advisory capacity with Apollo Global Management and Temasek.

•	Chris Seasons, a partner at ARC Financial Corporation, brings over 30 years of operating and financial experience in the Canadian upstream oil and gas industry. He is the former president of Devon Canada Corp., a large cap Canadian energy company with diverse assets. During the ten years he served as president of Devon, the company successfully transitioned its production mix from a gas dominated asset base to a heavy oil company. Prior to that, Chris held a variety of leadership roles with Royal Dutch Shell both domestically and internationally, and at Stampeder Exploration Ltd., an exploration and acquisition company. In his role at ARC Financial Corporation, Chris provides support for ARC’s investment team in the areas of strategy and risk management, as well as investment decision making. He is chair of the Board of Directors of Longshore Resources Ltd., and serves on the boards of Matrix Solutions Inc., Petronas Energy Canada Ltd., and Serafina Energy Ltd.

•	Jackie Sheppard is the former executive vice president, Corporate & Legal, of Talisman Energy Inc., a Canada-based, upstream international corporation. Her executive responsibilities included global legal affairs, business development, mergers and acquisitions, corporate projects, corporate communications, investor relations, corporate responsibility and government affairs. She is currently chair of the board of Emera Inc and serves on the boards of ARC Resources Ltd., and Alberta Investment Management Corporation. Jackie previously chaired the board of the Research and Development Corporation of the Province of Newfoundland and Labrador and has served on several boards such as Pacific Northwest LNG, Seven Generations Energy Ltd. and Cairn Energy PLC. She was also a founder and lead director of Black Swan Energy Inc., an Alberta upstream energy company that was private-equity financed and recently sold to Tourmaline Oil Corp. With her numerous roles as an executive in the energy industry, and as a director of public, private and crown corporations, Jackie has extensive experience in strategic planning, business development, public markets, legal and governance.

Suncor Energy is Canada's leading integrated energy company. Suncor's operations include oil sands development. production and upgrading, offshore oil and gas production, petroleum refining in Canada and the U.S. and the company’s Petro-Canada retail and wholesale distribution networks, including Canada’s Electric Highway, a coast-to-coast network of fast-charging EV stations. Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power, renewable fuels and hydrogen. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability index, FTSE4Good and CDP. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com or follow us on Twitter @Suncor.

Suncor:

Media inquiries:

833-296-4570

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com

Elliott:

Stephen Spruiell

Elliott Investment Management L.P.

(212) 478-2017

sspruiell@elliottmgmt.com